UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Collegiate Pacific Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

194589206

(CUSIP Number)

Gerald F. Stahlecker

c/o RG Capital Management, L.P.

3 Bala Plaza East, Suite 501

251 St. Asaphs Road
Bala Cynwyd, PA 19004
(610) 617-5900

November 26, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 194589206

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only) Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 682,594

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 682,594

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 682,594

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 194589206

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only) RG Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 682,594

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 682,594

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 682,594

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Collegiate Pacific Inc.
	(b)	Address of Issuer's Principal Executive Offices 13950 Senlac Drive, Suite 100, Dallas, Texas 75234

Item 2.
	(a)	Name of Person Filing See Item 2(c) below.
	(b)	Address of Principal Business Office or, if none, Residence See Item 2(c) below.
(c)

Citizenship
(1)           Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio

                c/o SEI Investments Global Fund Services, Ltd.

                Styne House, Upper Hatch Street

                Dublin 2 Ireland

                Cayman Islands segregated portfolio company

(2)           RG Capital Management, L.P. (1)

                3 Bala Plaza East, Suite 501

                251 St. Asaphs Road

                Bala Cynwyd, PA 19004

                Delaware limited partnership

	(d)	Title of Class of Securities Common Stock, $0.01 par value per share (the “Common Stock”).
	(e)	CUSIP Number 194589206

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

(1) Pursuant to an investment management agreement, RG Capital Management, L.P. ("RG Capital") serves as the investment manager of Radcliffe SPC, Ltd.'s Class A Convertible Crossover Segregated Portfolio.  RGC Management Company, LLC (“Management”) is the general partner of RG Capital.  Steve Katznelson and Gerald Stahlecker serve as the managing members of Management.  Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Item 4(b) below.
(b)

Percent of Class:

Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio purchased $10,000,000 in aggregate principal amount of the Issuer’s 5.75% Convertible Senior Subordinated Notes due 2009 on November 26, 2004.  The Notes are convertible into 682,594 shares of Common Stock, or 6.4% of the Issuer’s Common Stock based on 10,067,049 shares outstanding as of November 10, 2004 per the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004.  RG Capital Management, L.P. disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: See Item 4(b) above.
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: See Item 4(b) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio
By: RG Capital Management, L.P.
By: RGC Management Company, LLC

Dated: December 6, 2004	By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

RG Capital Management, L.P.
By: RGC Management Company, LLC

Dated: December 6, 2004	By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Collegiate Pacific Inc., and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 6th day of December, 2004.

Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio
By: RG Capital Management, L.P.
By: RGC Management Company, LLC

Dated: December 6, 2004	By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

RG Capital Management, L.P.
By: RGC Management Company, LLC

Dated: December 6, 2004	By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director